January 26, 2022 Via Edgar Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C., 20549

Re:	Majestic Ideal Holdings Ltd. (CIK No. 0001897532)

Response to the Staff’s Comments on the Draft Registration Statement

on Form F-1 Confidentially Submitted on December 21, 2021

Dear Mr. Jones, Ms. Clark, Mr. Woody, and Mr. Ingram:

On behalf of our client, Majestic Ideal Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 14, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 21, 2021 (the “Draft Registration Statement”). An amended Registration Statement on Form F-1 is being submitted to accompany this letter.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the revised Draft Registration Statement.

General

1.	Many of the comments contained in this letter have numerous components. To facilitate the staff's analysis of your disclosure, your response letter should separate each comment and component and reproduce the disclosure and the specific location in your prospectus where you believe the SEC's concern is addressed.

The Company has acknowledged the Staff’s comment as reflected in its responses throughout and herein.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Choo Lye TAN	陳珠萊	Sook Young YEU	呂淑榮
Michael K.S. CHAN	陳國淳	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知
Sacha M. CHEONG	文錦明	Carolyn H.L. SNG	孫慧蓮	Christopher TUNG	董彥華
Jay C. CHIU	邱志藩	Virginia M.L. TAM	譚敏亮	Frank VOON	溫匯源

Registered Foreign Lawyer (PRC)

Amigo L. XIE	謝嵐

Cover Page

2.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has added the referenced disclosure regarding its corporate structure and the risks involved and a cross-reference on the prospectus cover page of the revised Draft Registration Statement.

3.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the Draft Registration Statement to include the referenced disclosure regarding the associated legal and operational risks on the prospectus cover page.

4.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, the Company has added extra clarification for referring to the different entities in the revised Draft Registration Statement including the prospectus cover page.

In addition, the Company respectfully advises the Staff that it has emphasized throughout the revised Draft Registration Statement including, without any limitations, the prospectus cover page and pages 17, 41, and 59 that investors are purchasing solely an interest in the Cayman holding company.

5.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, the Company has added the referenced disclosure on the prospectus cover page of the revised Draft Registration Statement.

Prospectus Summary, page 1

6.	Disclose each permission or approval that you, or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the referenced disclosure in the Prospectus Summary section on pages 3, 4, 6, and 7 of the revised Draft Registration Statement.

7.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company your businesses, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under agreements.

In response to the Staff’s comment, the Company has revised the Draft Registration Statement to include the referenced disclosure in the Prospectus Summary section on pages 2 and 3.

Risks Relating to Doing Business in China, page 4

8.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has added the referenced disclosure in the Prospectus Summary section on pages 5 and 6 of the revised Draft Registration Statement as well as the corresponding changes on page 17 and 18 of the Risk Factors section.

9.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company has revised the Draft Registration Statement to include the referenced disclosure in the Prospectus Summary section on pages 5 and 8.

In addition, the Company has revised the Draft Registration Statement on the prospectus cover page and pages 8, 18 and 19 to include the PCAOB’s determinations on December 16, 2021.

Risks Related to Doing Business in China, page 15

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the Draft Registration Statement to include the referenced disclosure on pages 17 and 18.

11.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the Draft Registration Statement to include the referenced disclosure on page 20.

Our Shares may be prohibited from being traded on a national exchange, page 16

12.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 18 and 19 of the revised Draft Registration Statement.

Certain Relationships and Related-Party Transactions, page 83

13.	Please ensure that you have provided the required disclosure for transactions with related parties for the period since the beginning of your last three fiscal years up to the date of the registration statement. In this regard, we note the disclosure in this section about amounts as of September 30, 2021.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 86 of the revised Draft Registration Statement.

Signatures, page II-3

14.	Please indicate below the second paragraph of text required on the Form F-1 Signatures page who is signing your document in the capacity of controller or principal accounting officer.

In response to the Staff’s comment, the Company has added the referenced disclosure on page II-3 of the revised Draft Registration Statement.

Please contact Virginia Tam or Clayton Parker of K&L Gates at +852.2230.3535 or 1.305.539.3306, respectively, with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Virginia Tam
Name: Virginia Tam

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